UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: May 17, 2018

Commission file number 1- 12874
_________________________

TEEKAY CORPORATION
(Exact name of Registrant as specified in its charter)
_________________________

4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08, Bermuda
(Address of principal executive office)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Corporation dated May 17, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: May 17, 2018	By:	/s/ Vincent Lok
Vincent Lok Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

TEEKAY CORPORATION REPORTS
FIRST QUARTER 2018 RESULTS
Highlights

•
Reported consolidated GAAP net loss attributable to shareholders of Teekay of $20.6 million, or $0.21 per share, and consolidated adjusted net loss attributable to shareholders of Teekay(1) of $18.3 million, or $0.19 per share, in the first quarter of 2018.

•	Generated GAAP consolidated income from vessel operations of $18.5 million and consolidated total cash flow from vessel operations(1) of $168.4 million in the first quarter of 2018.

•	Since the beginning of 2018, Teekay LNG has taken delivery of four LNG carriers, all on long-term charter contracts, and one mid-sized LPG carrier.

•	Since the beginning of 2018, Teekay Offshore’s Petrojarl I FPSO and two remaining East Coast Canada shuttle tankers commenced their respective charter contracts.

•	As of March 31, 2018, Teekay consolidated and Teekay Parent total liquidity of approximately $1 billion and $480 million, respectively.
Hamilton, Bermuda, May 17, 2018 - Teekay Corporation (Teekay or the Company) (NYSE:TK) today reported the Company's results for the quarter ended March 31, 2018. These results include the Company’s two publicly-listed consolidated subsidiaries Teekay LNG Partners L.P. (Teekay LNG) (NYSE:TGP) and Teekay Tankers Ltd. (Teekay Tankers) (NYSE:TNK) and one equity-accounted investment in publicly-listed Teekay Offshore Partners L.P. (Teekay Offshore) (NYSE:TOO) (collectively, the Daughter Entities), and all remaining subsidiaries and equity-accounted investments of the Company. The Company, together with its subsidiaries other than the Daughter Entities, is referred to in this release as Teekay Parent. Please refer to the first quarter 2018 earnings releases of Teekay LNG, Teekay Tankers and Teekay Offshore, which are available on the Company’s website at www.teekay.com, for additional information on their respective results.

	Three Months Ended
	March 31,	December 31,	March 31,
	2018	2017	2017
(in thousands of U.S. dollars, except per share amounts)	(unaudited)	(unaudited)	(unaudited)
TEEKAY CORPORATION CONSOLIDATED
GAAP FINANCIAL COMPARISON
Revenues	394,022	326,686	543,505
Income from vessel operations	18,505	66,655	81,605
Equity income (loss)	27,117	(971)	10,347
Net loss attributable to shareholders of Teekay	(20,555)	(25,286)	(45,256)
Loss per share attributable to shareholders of Teekay	(0.21)	(0.29)	(0.53)
NON-GAAP FINANCIAL COMPARISON
Total Cash Flow from Vessel Operations(CFVO)(1)(2)	168,364	183,586	274,976
Adjusted Net Loss attributable to shareholders of Teekay(1)	(18,324)	(9,500)	(35,671)
Adjusted Loss per share attributable to shareholders of Teekay(1)	(0.19)	(0.11)	(0.41)
TEEKAY PARENT
NON-GAAP FINANCIAL COMPARISON
Teekay Parent Adjusted Cash Flow from Vessel Operations(1)	13,222	15,781	(8,609)
Total Teekay Parent Free Cash Flow(1)	(3,212)	(721)	(20,971)
(1)    These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).

(2)
Total cash flow from vessel operations has reduced in the first quarter of 2018 and the fourth quarter of 2017 primarily as a result of the deconsolidation of Teekay Offshore on September 25, 2017, which Teekay now accounts for using the equity method.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

CEO Commentary

“On a consolidated basis, Teekay’s financial results improved in the first quarter of 2018, compared to the same period of the prior year, primarily driven by higher cash flows from Teekay Parent’s directly-owned FPSO units that have upside exposure to oil prices and production, and the delivery and contract start-up of several growth projects across the group, partially offset by weaker crude tanker rates,” commented Kenneth Hvid, President and Chief Executive Officer.

“Having focused on the execution and financing of our sizeable Teekay Group project portfolio over the past two years, we are now starting to see these projects deliver and generate cash flow,” Mr. Hvid added. “We believe that our LNG and offshore businesses are at a positive inflection point and we remain encouraged by the improving fundamentals in our tanker business as we approach 2019.”

“In Teekay LNG, over the past seven months, we have taken delivery of seven LNG carriers, all on long-term charters,” commented Mr. Hvid. “We believe Teekay LNG is in the early innings of a multi-year cash flow ramp-up with an additional 11 LNG carriers and a regasification facility scheduled to start-up through early-2020, which we expect will also allow us to naturally delever our balance sheet. From a macro perspective, the long-term LNG fundamentals continue to be very strong, with anticipated LNG demand growth of approximately 25 percent by 2020 and approximately 70 percent by 2030.”

“In Teekay Offshore, with the recent start-up of the Petrojarl I FPSO and the third East Coast Canada shuttle tanker newbuilding, we have now completed all our near-term offshore growth projects, which we expect will also allow Teekay Offshore to naturally delever its balance sheet,” commented Mr. Hvid. “Looking ahead, Teekay Offshore has ordered four innovative LNG-powered shuttle tankers as part of its fleet renewal program to meet the needs of its North Sea customer base. From a macro perspective, global deepwater oil production is expected to grow by approximately 25 percent by 2025.”

“Teekay Tankers continues to take prudent steps to further strengthen its balance sheet and liquidity position, most recently signing a term sheet for a sale-leaseback financing, which is expected to increase its liquidity by approximately $36 million. In addition, Teekay Tankers eliminated its minimum quarterly dividend to preserve liquidity in this weak tanker market but maintained the variable portion of its dividend policy linked to earnings,” commented Mr. Hvid. “While tanker rates are expected to remain weak in the near-term, we are anticipating a gradual improvement in fleet utilization and tanker rates from late-2018. With significant operating leverage, we believe Teekay Tankers has considerable upside from a cash flow and valuation perspective as the tanker market strengthens.”

“At Teekay Parent, we are experiencing growing adjusted cash flow from vessel operations driven by recently renewed contracts on the Banff and Hummingbird Spirit FPSO units and the redelivery of our last in-chartered LNG carriers and conventional tankers,” commented Mr. Hvid.  “Teekay Parent continues to strengthen its balance sheet with the equity and convertible bond offerings completed earlier this year and our remaining FPSO units now on better contracts, which opens up strategic options for these assets.”

Mr. Hvid added, “Overall, we believe the Teekay Group is well-positioned to benefit from a broad energy recovery.”

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Summary of Results
Teekay Corporation Consolidated
The Company's consolidated results during the quarter ended March 31, 2018, compared to the same period of the prior year, were positively impacted primarily by higher cash flows from the Banff and Hummingbird FPSO units due to the commencement of oil price-linked production tariffs in those charter contracts on August 1, 2017 and October 1, 2017, respectively, and higher income and cash flows from Teekay LNG as a result of the deliveries of 10 liquefied natural gas (LNG) and mid-sized liquefied petroleum gas (LPG) newbuilding carriers between February 2017 and February 2018.

These increases were partially offset primarily by lower income and cash flows in Teekay Tankers, as a result of lower average spot tanker rates and the expiry of time-charter out contracts for various vessels, which vessels have subsequently traded in the spot tanker market at lower average realized rates.
Teekay Parent
Teekay Parent Adjusted Cash Flow from Vessel Operations, which includes distributions and dividends paid to Teekay Parent from the Daughter Entities in the following quarter and cash flow attributable to assets directly-owned by, or chartered-in to, Teekay Parent, less Teekay Parent’s corporate general and administrative expenses, was $13.2 million for the quarter ended March 31, 2018 compared to negative $8.6 million for the same period of the prior year. This significant improvement was primarily due to higher revenues from the Banff and Hummingbird Spirit FPSO units due to contractual production tariffs linked to oil prices which commenced in the latter half of 2017, the commencement of charter contracts for the Polar Spirit and Arctic Spirit LNG carriers in the second and third quarters of 2017, respectively, which vessels were in-chartered from Teekay LNG until March 2018 and April 2018, respectively, and as a result of the adoption of the new revenue standard, the recognition of $2.0 million of additional annual incentive revenue related to the Foinaven FPSO which is normally recognized annually in the fourth quarter. These increases were partially offset by a reduction in cash distributions from Teekay Offshore as a result of the strategic partnership with Brookfield Business Partners L.P. together with its institutional partners (collectively, Brookfield) and the elimination of the minimum dividend payment from Teekay Tankers commencing with the first quarter of 2018 (the variable portion of Teekay Tankers' dividend policy remains intact).

Total Teekay Parent Free Cash Flow, includes Teekay Parent Adjusted Cash Flow from Vessel Operations, less net interest expense and dry-dock expenditures, was negative $3.2 million during the first quarter of 2018, compared to negative $21.0 million for the same period of the prior year for the reasons mentioned above, and from no interest income earned for the three months ended March 31, 2018 on a $200 million loan to Teekay Offshore which Teekay Parent sold to Brookfield in the third quarter of 2017. Please refer to Appendix D of this release for additional information about Teekay Parent Free Cash Flow.
Summary Results of Daughter Entities
Teekay LNG
Teekay LNG’s results increased during the quarter ended March 31, 2018, compared to the same quarter of the prior year, primarily due to the delivery of 10 LNG and mid-sized LPG newbuilding carriers between February 2017 and February 2018 and the commencement of short-term charter contracts for certain of the vessels in Teekay LNG's 52 percent-owned joint venture with Marubeni Corporation. These increases were partially offset by the sale of a conventional tanker and an LPG carrier in the first quarter of 2018, lower rates earned in 2018 on two conventional tankers upon the expiration of their fixed-rate charter contracts in 2017, and lower rates earned in 2018 on six LPG carriers upon the termination of their previous charter contracts. Please refer to Teekay LNG's first quarter 2018 earnings release for additional information on the financial results for this entity.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Tankers

Teekay Tankers' results decreased during the quarter ended March 31, 2018, compared to the same period of the prior year, primarily due to lower average spot tanker rates and the expiry of time-charter out contracts for various vessels, which have subsequently traded on spot voyages at lower average realized rates in the first quarter of 2018 compared to the same period of the prior year. Please refer to Teekay Tankers' first quarter 2018 earnings release for additional information on the financial results for this entity.

Teekay Offshore
Teekay Offshore’s results increased during the quarter ended March 31, 2018, compared to the same period of the prior year, primarily due to the contract start-up of the Randgrid FSO, the Pioneiro de Libra FPSO and the Beothuk Spirit and Norse Spirit shuttle tankers in the fourth quarter of 2017 and first quarter of 2018. These increases were offset by lower earnings from the Teekay Offshore's towage fleet reflecting the challenging towage markets and non-recurring repair and maintenance expenses in the first quarter of 2018 relating to two redelivered shuttle tankers. Please refer to Teekay Offshore's first quarter 2018 earnings release for additional information on the financial results for this entity.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Summary of Recent Events
Teekay LNG

Growth Projects Update

In January 2018, Teekay LNG’s 50 percent-owned joint venture with China LNG Shipping (Holdings) Limited (China LNG) took delivery of its first ARC7 LNG carrier newbuilding, the Eduard Toll, which immediately commenced its 28-year charter contract with Yamal LNG project.

In January 2018, Teekay LNG’s 30 percent-owned joint venture with China LNG and CETS (an affiliate of China National Offshore Oil Corporation (CNOOC)) took delivery of one LNG carrier newbuilding, the Pan Americas, which immediately commenced its 20-year charter contract with Royal Dutch Shell (Shell).

In February and May 2018, Teekay LNG took delivery of two M-Type, Electronically Controlled, Gas Injection (MEGI) LNG carrier newbuildings, the Magdala and Myrina, both of which immediately commenced their respective charter contracts with Shell ranging between six and eight years in duration, plus extension options.

In March 2018, Teekay LNG’s 50 percent-owned joint venture with Exmar NV (the Exmar LPG Joint Venture) took delivery of its seventh mid-size LPG carrier newbuilding, the Kapellen, which is currently trading in the spot market.

Re-chartering Activities

In March 2018, upon the scheduled redelivery from Teekay, Teekay LNG re-chartered the Polar Spirit to an Asian-based energy company for a period of approximately three months and then subsequently secured forward employment beginning in July 2018 for nine months with a subsidiary of Petroliam Nasional Berhad (Petronas). In addition, Teekay LNG secured a four-year charter contract for the Arctic Spirit, also with a subsidiary of Petronas, which commenced immediately upon redelivery from Teekay in May 2018.

In May 2018, Teekay LNG agreed to a six-month charter extension of the Torben Spirit MEGI LNG carrier to a major energy company out to December 2018.

Teekay Nakilat Capital Lease

Teekay LNG owns a 70 percent interest in Teekay Nakilat Corporation (the Teekay Nakilat Joint Venture), which wholly owns a subsidiary which was the lessee under three separate 30-year capital lease arrangements for three LNG carriers (the RasGas II LNG Carriers). Under the terms of these leases, the lessor claimed tax depreciation on the capital expenditures incurred to acquire these vessels and paid the lessee an upfront benefit in the amount of $60.9 million at the lease inception. As is typical in these leasing arrangements, tax and change of law risks were assumed by the lessee, in this case the Teekay Nakilat Joint Venture. Lease payments under the lease arrangements were based on certain tax and financial assumptions at the commencement of the leases in 2006 and subsequently adjusted to maintain the lessor's agreed after-tax margin. On December 22, 2014, the Teekay Nakilat Joint Venture terminated the leases of the RasGas II LNG Carriers; however, it remained obligated to the lessor for changes in tax treatment.

The UK taxing authority (HMRC) has challenged the use by third parties of similar lease structures in the UK courts. One of those challenges was eventually decided in favor of HMRC, with the lessor and lessee choosing not to appeal further. This case concluded that capital allowances are not available to lessors. On the basis of this conclusion, HMRC is now asking lessees on other leases, including the Teekay Nakilat Joint Venture, to accept that capital allowances are not available to their lessors. Under the terms of the lease, the lessor is entitled to make a determination that additional rentals are due, even where a court has not made a determination on whether capital allowances are available or where discussions are otherwise ongoing with HMRC on the matter (such that additional rental paid may be rebated in due course if the final tax position is not as determined by the lessor). The Teekay Nakilat Joint Venture received initial indications from the lessor in April 2018, which were confirmed on May 10, 2018, that the lessor made a determination that additional rentals are due under the leases. As a result, the Teekay Nakilat Joint Venture has

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

recognized an additional tax indemnification guarantee of $53.0 million for a total liability of $65.6 million (46.9 million GBP) as at March 31, 2018, of which $3.0 million and $50.0 million is included in Teekay Corporation's results for the three months ended March 31, 2018 and December 31, 2017, respectively. The Teekay Nakilat Joint Venture is in discussions with HMRC in relation to the correct tax treatment to be applied to the leases and with the lessor regarding the timing and amount of this potential liability for additional rentals.

Financing Update

In May 2018, Teekay LNG refinanced an outstanding debt facility of $58 million maturing in 2018 and secured by five mid-sized LPG carriers with a new $90 million long-term debt facility maturing in 2024 and secured by seven mid-sized LPG carriers.

Teekay Tankers
Maintaining Balance Sheet Strength

In April 2018, Teekay Tankers signed a term sheet for a sale-leaseback financing transaction relating to seven modern conventional tankers, including three Suezmax tankers, two Aframax tankers and two LR2 product tankers. The transaction is structured as 10- to 12-year bareboat charters at an average rate of approximately $7,200 per day with attractive purchase options for all seven vessels throughout the lease term after year three. Upon expected completion, the sale-leaseback transaction will provide funds to refinance Teekay Tankers’ only 2018 balloon debt maturity and is expected to increase Teekay Tankers' liquidity by approximately $36 million.

In addition, in May 2018, Teekay Tankers eliminated its minimum quarterly dividend of $0.03 per share with the variable portion of Teekay Tankers' dividend remaining intact, which is based on paying out 30 to 50 percent of its adjusted net income.

Contracting Activities

In the first quarter of 2018, Teekay Tankers secured time charter-in contracts for two Aframax vessels, with an average rate of approximately $11,900 per day, and firm periods of 45 days to six months. One of the contracts includes a 50/50 profit sharing agreement with the option to extend for six months at a higher rate and the other contract has a maximum period of approximately four months and will be used to support Teekay Tankers' full service lightering operations.

Teekay Offshore

Growth Projects Update

In May 2018, the Petrojarl I FPSO successfully achieved first oil and commenced its five-year charter contract with a consortium led by Queiroz Galvão Exploração e Produção SA (QGEP) on the Atlanta oil field, which is the Petrojarl I FPSO’s tenth field over its lifetime. The Petrojarl I FPSO is expected to generate annualized cash flow from vessel operations of approximately $25 million(1) for the first 18 months, increasing to annualized cash flow from vessel operations of approximately $55 million(1) during the remaining 42 months of the charter contract, plus additional potential upside from oil price tariffs.

In late-2017 and March 2018, Teekay Offshore took delivery of its last two of three East Coast of Canada shuttle tanker newbuildings, the Norse Spirit and Dorset Spirit, which commenced their respective long-term charter contracts in January and May 2018, respectively, with a group of companies that includes Canada Hibernia Holding Corporation, Chevron Canada, Exxon Mobil, Husky Energy, Mosbacher Operating Ltd., Murphy Oil, Nalcor Energy, Statoil and Suncor Energy. The Norse Spirit and Dorset Spirit replaced existing owned and in-chartered vessels servicing the East Coast of Canada, both of which have been repositioned to the North Sea to operate in the Partnership’s contract of affreightment (CoA) portfolio.

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In February 2018, Teekay Offshore took delivery of the last of four state-of-the-art SX-157 Ulstein Design ultra-long distance towing and offshore installation newbuildings, the ALP Keeper, constructed by Niigata Shipbuilding & Repair in Japan.

Recontracting of FPSO units

In April 2018, Teekay Offshore signed the previously-announced contract extension with Premier Oil to extend the employment of the Voyageur Spirit FPSO on the Huntington field to at least April 2019. The new contract, which took effect in April 2018, will include a lower fixed charter rate component plus a component based on oil production and oil price.

ALP Contract Award

In February 2018, ALP Maritime, Teekay Offshore's towage subsidiary, was awarded a contract to provide five vessels to perform mobilization and field installation services for the FPSO Kaombo Norte. The contract commenced in mid-March 2018 and is expected to require approximately 330 vessel equivalent days to service the project.

Financing Update

In March 2018, Teekay Offshore refinanced its existing $250 million debt facility secured by its three East Coast Canada shuttle tankers with a new five-year $266 million debt facility.

In March 2018, Teekay Offshore entered into an 18-month $125 million unsecured revolving credit facility, of which $25 million is being provided by Teekay Parent and $100 million is being provided by Brookfield. The $125 million facility was undrawn as at March 31, 2018.

Teekay Offshore has reached an agreement in principle with the lenders of the Arendal Spirit UMS debt facility to extend the mandatory principal repayment date by one year to September 2019 in exchange for a partial principal repayment in September 2018.

(1) Excludes the impact of any potential liquidated damages relating to project delays and non-cash revenues.

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Liquidity
As at March 31, 2018, Teekay Parent had total liquidity of approximately $478.8 million (consisting of $244.2 million of cash and cash equivalents and $234.6 million of undrawn revolving credit facilities) and, on a consolidated basis, Teekay had consolidated total liquidity (excluding Teekay Offshore) of approximately $1.0 billion (consisting of $489.2 million of cash and cash equivalents and $553.7 million of undrawn revolving credit facilities).
Conference Call
The Company plans to host a conference call on Thursday, May 17, 2018 at 2:00 p.m. (ET) to discuss its results for the first quarter of 2018. An accompanying investor presentation will be available on Teekay’s website at www.teekay.com prior to the start of the call. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing (800) 289-0438 or (647) 484-0478, if outside North America, and quoting conference ID code 2014882.

•	By accessing the webcast, which will be available on Teekay’s website at www.teekay.com (the archive will remain on the website for a period of one year).

An accompanying First Quarter 2018 Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.
About Teekay
Teekay Corporation operates in the marine midstream space through its ownership of the general partner and a portion of the outstanding limited partner interests in Teekay LNG Partners L.P. (NYSE:TGP) and an interest in the general partner and a portion of the outstanding limited partner interests in Teekay Offshore Partners L.P. (NYSE:TOO). The general partners own all of the outstanding incentive distribution rights of these entities. In addition, Teekay has a controlling ownership interest in Teekay Tankers Ltd. (NYSE:TNK) and directly owns a fleet of vessels. The combined Teekay entities operate total assets under management of approximately $16.7 billion, comprised of approximately 220 liquefied gas, offshore, and conventional tanker assets. With offices in 14 countries and approximately 8,300 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies.
Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.
For Investor Relations enquiries contact:
Ryan Hamilton
Tel: +1 (604) 609-2963
Website: www.teekay.com

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Definitions and Non-GAAP Financial Measures
This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the U.S. Securities and Exchange Commission. These non-GAAP financial measures, which include Cash Flow from Vessel Operations, Cash Flow from Vessel Operations - Consolidated, Cash Flow From Vessel Operations - Equity Investments, Adjusted Net Loss Attributable to Shareholders of Teekay, Teekay Parent GPCO Cash Flow, Teekay Parent OPCO Cash Flow, Teekay Parent Adjusted Cash Flow from Vessel Operations, Teekay Parent Free Cash Flow, Net Interest Expense and Adjusted Equity Income, are intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized meanings across companies, and therefore may not be comparable to similar measures presented by other companies. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management.
Non-GAAP Financial Measures
Cash Flow from Vessel Operations (CFVO) represents income (loss) from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, asset impairments, gains or losses on the sale of vessels and equipment and other operating assets and adjustments for direct financing leases to a cash basis, but includes realized gains or losses on the settlement of foreign currency forward contracts and a derivative charter contract. CFVO - Consolidated represents CFVO from vessels that are consolidated on the Company’s financial statements. CFVO - Equity Investments represents the Company’s proportionate share of CFVO from its equity-accounted vessels and other investments. The Company does not control its equity-accounted vessels and investments and as a result, the Company does not have the unilateral ability to determine whether the cash generated by its equity-accounted vessels and other investments is retained within the entities in which the Company holds the equity-accounted investment or distributed to the Company and other owners. In addition, the Company does not control the timing of such distributions to the Company and other owners. Consequently, readers are cautioned when using total CFVO as a liquidity measure as the amount contributed from CFVO - Equity Investments may not be available to the Company in the periods such CFVO is generated by its equity-accounted vessels and other investments. CFVO is a non-GAAP financial measure used by certain investors and management to measure the operational financial performance of companies. Please refer to Appendices C and E of this release for reconciliations of these non-GAAP financial measures to (loss) income from vessel operations and income (loss) from vessel operations of equity-accounted vessels, respectively, the most directly comparable GAAP measures reflected in the Company’s consolidated financial statements.
Adjusted Net Loss Attributable to Shareholders of Teekay excludes items of income or loss from GAAP net (loss) income that are typically excluded by securities analysts in their published estimates of the Company’s financial results. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net (loss) income, and refer to footnote (2) of the income statement for a reconciliation of adjusted equity income to equity income (loss), the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.
Teekay Parent Financial Measures
Teekay Parent Adjusted Cash Flow from Vessel Operations represents the sum of (a) distributions or dividends (including payments-in-kind) relating to a given quarter (but received by Teekay Parent in the following quarter) as a result of ownership interests in its consolidated publicly-traded subsidiaries (Teekay LNG and Teekay Tankers) and its equity-accounted investment in Teekay Offshore, net of Teekay Parent’s corporate general and administrative expenditures for the given quarter (collectively, Teekay Parent GPCO Cash Flow) plus (b) CFVO attributed to Teekay Parent’s directly-owned and chartered-in assets (Teekay Parent OPCO Cash Flow). Teekay Parent Free Cash Flow represents Teekay Parent Adjusted Cash Flow from Vessel Operations, less Teekay Parent’s net interest expense and dry-dock expenditures for the given quarter. Net Interest Expense includes interest expense, interest income and realized losses on interest rate swaps. Please refer to Appendices B, C, D and E of this release for further details and reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures reflected in the Company’s consolidated financial statements.

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Teekay Corporation
Summary Consolidated Statements of (Loss) Income
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended
	March 31,	December 31,	March 31,
	2018	2017	2017
	(unaudited)	(unaudited)	(unaudited)

Revenues	394,022	326,686	543,505

Voyage expenses	(85,877)	(24,438)	(50,797)
Vessel operating expenses	(157,935)	(131,650)	(191,260)
Time-charter hire expense	(19,411)	(22,787)	(38,772)
Depreciation and amortization	(67,311)	(63,116)	(143,030)
General and administrative expenses	(24,183)	(17,509)	(31,438)
Asset impairments	(13,000)	—	—
Net loss on sale of vessels, equipment and other operating assets	(5,662)	(489)	(4,427)
Restructuring charges	(2,138)	(42)	(2,176)
Income from vessel operations	18,505	66,655	81,605

Interest expense	(54,625)	(49,163)	(70,355)
Interest income	1,677	1,373	1,481
Realized and unrealized gain (loss) on
non-designated derivative instruments(1)	9,426	4,319	(6,475)
Equity income (loss)(2)	27,117	(971)	10,347
Income tax expense	(4,117)	(465)	(3,019)
Foreign exchange gain (loss)(3)	22	(3,575)	(2,904)
Loss on deconsolidation of Teekay Offshore(4)	(7,070)	(1,600)	—
Other (loss) income – net(3)(5)	(915)	(48,812)	295
Net (loss) income	(9,980)	(32,239)	10,975
Less: Net (income) loss attributable
to non-controlling interests	(10,575)	6,953	(56,231)
Net loss attributable to the shareholders of Teekay Corporation
	(20,555)	(25,286)	(45,256)

Loss per common share of Teekay Corporation
- Basic	$(0.21)	$(0.29)	$(0.53)
- Diluted	$(0.21)	$(0.29)	$(0.53)

Weighted-average number of common
shares outstanding
- Basic	97,333,503	86,641,584	86,183,831
- Diluted	97,333,503	86,641,584	86,183,831

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

(1)
Realized and unrealized gains (losses) related to derivative instruments that are not designated as hedges for accounting purposes are included as a separate line item in the consolidated statements of (loss) income. The realized (losses) gains relate to the amounts the Company actually paid to settle such derivative instruments and the unrealized gains (losses) relate to the change in fair value of such derivative instruments, as detailed in the table below:

	Three Months Ended
	March 31,	December 31,	March 31,
	2018	2017	2017
	(unaudited)	(unaudited)	(unaudited)
Realized (losses) gains relating to:
Interest rate swaps	(4,809)	(5,725)	(16,556)
Termination of interest rate swaps	—	—	395
Foreign currency forward contracts	—	29	(354)
Time-charter swaps	—	160	780
Forward freight agreements	—	(234)	—
	(4,809)	(5,770)	(15,735)
Unrealized gains (losses) relating to:
Interest rate swaps	15,919	11,824	9,123
Foreign currency forward contracts	—	(457)	839
Stock purchase warrants	(1,684)	(1,385)	(243)
Time-charter swap	—	(14)	(459)
Forward freight agreements	—	121	—
	14,235	10,089	9,260
Total realized and unrealized gains (losses) on non-designated derivative instruments	9,426	4,319	(6,475)

(2)
The Company’s proportionate share of items within equity income (loss) as identified in Appendix A of this release is detailed in the table below. By excluding these items from equity income (loss) as reflected in the consolidated statements of (loss) income, the Company believes the resulting adjusted equity income is a normalized amount that can be used to evaluate the financial performance of the Company’s equity-accounted investments. Adjusted equity income is a non-GAAP financial measure.

	Three Months Ended
	March 31,	December 31,	March 31,
	2018	2017	2017
	(unaudited)	(unaudited)	(unaudited)
Equity income (loss)	27,117	(971)	10,347
Proportionate share of unrealized gains on derivative instruments	(19,477)	(5,680)	(2,075)
Other(i)	1,532	9,203	762
Equity income adjusted for items in Appendix A	9,172	2,552	9,034

(i)
Other for the three months ended March 31, 2018 includes the Company's proportionate share of the gain (loss) on sale of vessels, equipment and other operating assets in Teekay LNG's Exmar LPG joint venture, partially offset by the impairment of two shuttle tankers in Teekay Offshore, transaction fees relating to the historical amendment of certain interest rate swaps in Teekay Offshore, depreciation expense as a result of the change in the useful life and residual value estimates of certain of Teekay Offshore's shuttle tankers, a decrease in the deferred income tax asset for Teekay Offshore's Norwegian tax structure and the write-down of loans receivable from Gemini Tankers LLC. Other for the three months ended December 31, 2017 includes the Company’s proportionate share of the reduction in carrying value of amounts contingently owing to Sevan Marine ASA in relation to the original financing for its floating accommodation business subsequently sold to Teekay Offshore, partially offset by the settlement of an unrecognized license fee of Sevan Marine ASA that was previously in dispute, the impairment of two vessels in Teekay LNG's Exmar LPG joint venture, and a gain to reflect the revaluation of Teekay Tankers' and Teekay Parent's equity-accounted investment as at the date of the merger between Teekay Tankers and Tanker Investments Ltd. The Company's proportionate share of a gain on sale of a subsidiary in Sevan Marine ASA is included in the three months ended March 31, 2017.

(3)
Teekay LNG owns a 70 percent interest in the Teekay Nakilat Joint Venture, which was the lessee under three separate 30-year capital lease arrangements with a third party for the RasGas II LNG Carriers. Under the terms of the leases in respect of the RasGas II LNG Carriers, the lessor claimed tax depreciation on the capital expenditures it incurred to acquire these vessels and paid the lessee an upfront benefit in the amount of $60.9 million at the lease inception. As is typical in these leases, tax and change of law risks were assumed by the lessee, in this case the Teekay Nakilat Joint Venture. Lease payments were based on certain tax and financial assumptions at the commencement of the leases in 2006 and subsequently adjusted to maintain the lessor's agreed after-tax margin. On December 22, 2014, the Teekay Nakilat Joint Venture terminated the leases of the RasGas II LNG Carriers; however, it remained obligated to the lessor for changes in tax treatment.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

HMRC has been challenging the use by third parties of similar lease structures in the UK courts. One of those challenges was eventually decided in favor of HMRC, with the lessor and lessee choosing not to appeal further. This case concluded that capital allowances were not available to the lessor. On the basis of this conclusion, HMRC is now asking lessees on other leases, including the Teekay Nakilat Joint Venture, to accept that capital allowances are not available to their lessors. Under the terms of the Teekay Nakilat Joint Venture lease, the lessor is entitled to make a determination that additional rentals are due, even where a court has not made a determination on whether capital allowances are available or where discussions are otherwise ongoing with HMRC on the matter (such that additional rentals paid may be rebated in due course if the final tax position is not as determined by the lessor). The Teekay Nakilat Joint Venture received initial indications from the lessor in April 2018, which were confirmed on May 10, 2018, that the lessor made a determination that additional rentals are due under the leases. As a result, the Teekay Nakilat Joint Venture recognized an additional tax indemnification guarantee liability of $53.0 million for a total liability of $65.6 million (46.9 million GBP) as at March 31, 2018, of which $3.0 million is included in other (loss) income and foreign exchange gain (loss) for the three months ended March 31, 2018 and $50.0 million is included in other (loss) income for the three months ended December 31, 2017. The Teekay Nakilat Joint Venture is in discussions with HMRC in relation to the correct tax treatment to be applied to the leases and with the lessor regarding the timing and amount of this potential liability for additional rentals.

(4)
On September 25, 2017, Teekay, Teekay Offshore and Brookfield finalized a strategic partnership (or the Brookfield Transaction) which resulted in the deconsolidation of Teekay Offshore as of that date. On January 1, 2018, as a condition of the Brookfield Transaction, Teekay Offshore acquired a 100% ownership interest in seven subsidiaries (or the Transferred Subsidiaries) of Teekay Corporation at carrying value. The Company recognized a loss on sale of the Transferred Subsidiaries of $7.1 million, primarily as a result of releasing the associated deferred pension loss from accumulated other comprehensive income which is recorded in loss on deconsolidation of Teekay Offshore on the Company's consolidated statements of (loss) income for the three months ended March 31, 2018.

(5)
Includes a gain of $1.3 million for the three months ended December 31, 2017 from the sale of the Company's cost-accounted investment in the dry bulk shipping company CVI Ocean Transportation II Inc., a company developed in partnership with CarVal Investors in 2014.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Summary Consolidated Balance Sheets
(in thousands of U.S. dollars)

	As at March 31,	As at December 31,
	2018	2017
	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents - Teekay Parent	244,205	129,772
Cash and cash equivalents - Teekay LNG	197,007	244,241
Cash and cash equivalents - Teekay Tankers	47,962	71,439
Other current assets	283,819	305,525
Restricted cash - Teekay Parent	5	7,257
Restricted cash - Teekay LNG	86,288	95,194
Restricted cash - Teekay Tankers	3,924	4,271
Assets held for sale	28,000	33,671
Vessels and equipment - Teekay Parent	328,748	337,318
Vessels and equipment - Teekay LNG	2,602,182	2,461,219
Vessels and equipment - Teekay Tankers	1,942,139	1,965,514
Advances on newbuilding contracts/conversions	407,211	444,493
Investment in equity-accounted investees	1,129,297	1,130,198
Investment in direct financing leases	493,622	495,990
Other assets	238,057	229,631
Intangible assets	89,218	93,014
Goodwill	43,690	43,690
Total Assets	8,165,374	8,092,437
LIABILITIES AND EQUITY
Accounts payable and accrued liabilities and other	256,996	320,339
Advances from affiliates	48,441	49,100
Current portion of long-term debt - Teekay Parent	—	81,748
Current portion of long-term debt - Teekay LNG	606,818	659,350
Current portion of long-term debt - Teekay Tankers	160,737	173,972
Long-term debt - Teekay Parent	686,149	585,663
Long-term debt - Teekay LNG	2,254,138	2,150,191
Long-term debt - Teekay Tankers	931,609	927,238
Derivative liabilities	101,927	128,811
Other long-term liabilities	134,448	136,369
Equity:
Non-controlling interests	2,098,274	2,102,465
Shareholders of Teekay	885,837	777,191
Total Liabilities and Equity	8,165,374	8,092,437

Net debt - Teekay Parent(1)	441,939	530,382
Net debt - Teekay LNG(1)	2,577,661	2,470,106
Net debt - Teekay Tankers(1)	1,040,460	1,025,500
(1) Net debt is a non-GAAP financial measure and represents current and long-term debt less cash and cash equivalents and, if applicable, restricted cash.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Summary Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Three Months Ended
	March 31,
	2018	2017
	(unaudited)	(unaudited)
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net (loss) income	(9,980)	10,975
Depreciation and amortization	67,311	143,030
Amortization of in-process revenue contracts	(4,017)	(6,907)
Unrealized gain on derivative instruments	(37,309)	(16,405)
Loss on sale of vessels	5,662	4,427
Asset impairments	13,000	—
Equity income, net of dividends received	(26,369)	(10,347)
Income tax expense	4,117	3,019
Loss on deconsolidation of Teekay Offshore	7,070	—
Unrealized foreign exchange loss and other	33,714	21,566
Change in operating assets and liabilities	(11,635)	(32,588)
Expenditures for dry docking	(8,454)	(9,454)
Net operating cash flow	33,110	107,316

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt, net of issuance costs	263,920	215,938
Prepayments of long-term debt	(237,824)	(78,782)
Scheduled repayments of long-term debt	(64,501)	(229,077)
Proceeds from financing related to sales and leaseback of vessels	126,273	220,825
Repayments of obligations related to capital leases	(15,246)	(13,485)
Net proceeds from equity issuances of subsidiaries	—	8,843
Net proceeds from equity issuances of Teekay Corporation	103,696
Distributions paid from subsidiaries to non-controlling interests	(19,824)	(31,862)
Cash dividends paid	(5,514)	(4,737)
Other financing activities	(524)	(521)
Net financing cash flow	150,456	87,142

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(168,287)	(264,567)
Proceeds from sale of vessels and equipment	—	53,206
Investment in equity-accounted investments	(19,604)	(13,535)
Advances to joint ventures and joint venture partners	(9)	(26,314)
Proceeds from sale of equity-accounted investment	54,438
Cash of transferred subsidiaries on sale, net of proceeds received	(25,254)	—
Other investing activities	2,367	7,048
Net investing cash flow	(156,349)	(244,162)

Increase (decrease) in cash, cash equivalents and restricted cash	27,217	(49,704)
Cash, cash equivalents and restricted cash, beginning of the period	552,174	805,242
Cash, cash equivalents and restricted cash, end of the period	579,391	755,538

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Loss
(in thousands of U.S. dollars, except per share data)

	Three Months Ended
	March 31,		December 31,		March 31,
	2018		2017		2017
	(unaudited)		(unaudited)		(unaudited)
		$ Per		$ Per		$ Per
	$	Share(1)	$	Share(1)	$	Share(1)
Net (loss) income – GAAP basis	(9,980)		(32,239)		10,975
Adjust for: Net (income) loss attributable to
non-controlling interests	(10,575)		6,953		(56,231)
Net loss attributable to
shareholders of Teekay	(20,555)	(0.21)	(25,286)	(0.29)	(45,256)	(0.53)
Add (subtract) specific items affecting net
(loss) income :
Unrealized gains from derivative instruments(2)	(34,452)	(0.35)	(15,785)	(0.18)	(11,402)	(0.13)
Foreign exchange (gains) losses (3)	(1,399)	(0.01)	1,536	0.02	(3,509)	(0.04)
Net loss (gain) on sale of vessels, equipment and other operating assets(4)	669	0.01	(1,935)	(0.02)	4,427	0.05
Asset impairments(5)	16,170	0.17	5,500	0.06	—	—
Restructuring charges (recoveries)(6)	2,138	0.02	(52)	—	2,611	0.03
Tax indemnification guarantee liability(7)	600	0.01	50,000	0.57	—	—
Loss on deconsolidation of Teekay Offshore(8)	7,070	0.07	1,600	0.02	—	—
Other(9)	5,050	0.04	5,694	0.07	579	0.01
Non-controlling interests’ share of items above(10)	6,385	0.06	(30,772)	(0.36)	16,879	0.20
Total adjustments	2,231	0.02	15,786	0.18	9,585	0.12
Adjusted net loss attributable to
shareholders of Teekay	(18,324)	(0.19)	(9,500)	(0.11)	(35,671)	(0.41)

(1)	Basic per share amounts.

(2)
Reflects the unrealized gains relating to the change in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including those investments included in the Company's proportionate share of equity income (loss) from joint ventures, and hedge ineffectiveness from derivative instruments designated as hedges for accounting purposes.

(3)
Foreign currency exchange (gains) losses primarily relate to the Company’s debt denominated in Euros and Norwegian Kroner (NOK) and unrealized losses on cross currency swaps used to economically hedge the principal and interest on NOK bonds. Nearly all of the Company’s foreign currency exchange gains and losses are unrealized.

(4)
Also includes the Company's proportionate share of net loss (gain) on sale of vessels, equipment and other operating assets in equity-accounted joint ventures for the three months ended March 31, 2018 and December 31, 2017 (refer to footnote (2) of the summary consolidated statements of (loss) income included in this release for further details).

(5)
Also includes the Company's proportionate share of asset impairments in the Company's investment in Teekay Offshore and in the Company's equity-accounted joint ventures for the three months ended March 31, 2018 and December 31, 2017 (refer to footnote (2) of the summary consolidated statements of (loss) income included in this release for further details).

(6)	Also includes the Company's proportionate share of restructuring costs (recoveries) in an equity-accounted joint venture for the three months ended March 31, 2017 and December 31, 2017.

(7)
Reflects an additional tax indemnification guarantee liability in Teekay LNG's 70 percent-owned Teekay Nakilat Joint Venture for the three months ended March 31, 2018 and December 31, 2017 (refer to footnote (3) of the summary consolidated statements of (loss) income included in this release for further details).

(8)	Refer to footnote (4) of the summary consolidated statements of (loss) income included in this release for further details.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

(9)
Other includes the Company's proportionate share of change to depreciation expense, interest rate swap termination fees and a decrease in the deferred income tax asset in the Company's investment in Teekay Offshore for the three months ended March 31, 2018 (refer to footnote (2) of the summary consolidated statements of (loss) income included in this release for further details). Other also includes adjustments to deferred taxes relating to a decrease in the valuation allowances related to certain Norwegian entities for the three months ended March 31, 2018. Other also includes a gain from the sale of one of the Company's cost-accounted investments for the three months ended December 31, 2017 (refer to footnote (5) of the summary consolidated statements of (loss) income included in this release for further details).

(10)
Items affecting net loss include items from the Company’s consolidated non-wholly-owned subsidiaries. The specific items affecting net loss are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to determine the non-controlling interests’ share of the amount. The amount identified as “Non-controlling interests’ share of items above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix B - Supplemental Financial Information
Summary Statement of Income (Loss) for the Three Months Ended
March 31, 2018
(in thousands of U.S. dollars)
(unaudited)

	Teekay	Teekay	Teekay	Consolidation	Total
	LNG	Tankers	Parent	Adjustments(1)

Revenues	115,306	168,465	117,914	(7,663)	394,022

Voyage expenses	(5,801)	(79,993)	(258)	175	(85,877)
Vessel operating expenses	(28,467)	(52,995)	(75,993)	(480)	(157,935)
Time-charter hire expense	—	(4,683)	(22,707)	7,979	(19,411)
Depreciation and amortization	(29,267)	(29,430)	(8,614)	—	(67,311)
General and administrative expenses	(6,571)	(9,785)	(7,816)	(11)	(24,183)
Asset impairments	(13,000)	—	—	—	(13,000)
Net loss on sale of vessels, equipment and
other operating assets	(5,662)	—	—	—	(5,662)
Restructuring charges	(1,396)	—	(742)	—	(2,138)

Income (loss) from vessel operations	25,142	(8,421)	1,784	—	18,505

Interest expense	(24,706)	(12,729)	(17,261)	71	(54,625)
Interest income	914	158	676	(71)	1,677
Realized and unrealized gain (loss)
on derivative instruments	8,001	3,013	(1,588)	—	9,426
Equity income	26,724	694	(301)	—	27,117
Equity in earnings of subsidiaries(2)	—	—	1,713	(1,713)	—
Income tax expense	(779)	(1,878)	(1,460)	—	(4,117)
Foreign exchange (loss) gain	(1,273)	(20)	3,714	(2,399)	22
Loss on deconsolidation of Teekay Offshore			(7,070)		(7,070)
Other (loss) income – net	(2,582)	30	(762)	2,399	(915)
Net income (loss)	31,441	(19,153)	(20,555)	(1,713)	(9,980)
Less: Net income attributable
to non-controlling interests(3)	(3,335)	—	—	(7,240)	(10,575)
Net income (loss) attributable to shareholders/
unitholders of publicly-listed entities	28,106	(19,153)	(20,555)	(8,953)	(20,555)

(1)	Consolidation Adjustments column includes adjustments which eliminate transactions between subsidiaries (a) Teekay LNG and Teekay Tankers and (b) Teekay Parent.

(2)
Teekay Corporation’s proportionate share of the net earnings of its publicly-traded subsidiaries. Refer to footnote (2) of the summary consolidated statements of income (loss) included in this release for further details.

(3)
Net income attributable to non-controlling interests in the Teekay LNG column represents the joint venture partners’ share of the net income or loss of its respective consolidated joint ventures. Net income attributable to non-controlling interest in the Consolidation Adjustments column represents the public’s share of the net income of Teekay’s publicly-traded consolidated subsidiaries.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix C - Supplemental Financial Information
Teekay Parent Summary Operating Results
For the Three Months Ended March 31, 2018
(in thousands of U.S. dollars)
(unaudited)

				Teekay
			Corporate	Parent
	FPSOs	Other(1)	G&A	Total

Revenues	65,970	51,944	—	117,914

Voyage expenses	(172)	(86)	—	(258)
Vessel operating expenses	(35,913)	(40,080)	—	(75,993)
Time-charter hire expense	(11,487)	(11,220)	—	(22,707)
Depreciation and amortization	(8,594)	(20)	—	(8,614)
General and administrative expenses	(2,922)	753	(5,647)	(7,816)
Restructuring charges	—	(742)	—	(742)
Income (loss) from vessel operations	6,882	549	(5,647)	1,784

Reconciliation of income (loss) from vessel operations to cash flow from vessel operations

Income (loss) from vessel operations	6,882	549	(5,647)	1,784
Depreciation and amortization	8,594	20	—	8,614
Amortization of in-process revenue				—
contracts and other	(1,938)	423	—	(1,515)
CFVO - Consolidated(2)	13,538	992	(5,647)	8,883
CFVO - Equity Investments(3)	(336)	19,910	—	19,574
CFVO - Total	13,202	20,902	(5,647)	28,457

(1)	Includes the results of two chartered-in LNG carriers owned by Teekay LNG and two chartered-in FSO units owned by Teekay Offshore.

(2)
In addition to the CFVO generated by its directly owned and chartered-in assets, Teekay Parent also receives cash dividends and distributions from its consolidated publicly-traded subsidiaries, Teekay LNG and Teekay Tankers, and for its equity-accounted investment in Teekay Offshore. For the three months ended March 31, 2018, Teekay Parent received cash distributions and dividends from these entities totaling $4.3 million. The distributions and dividends received by Teekay Parent include, among others, those made with respect to its general partner interests in Teekay Offshore and Teekay LNG. Please refer to Appendix D this release for further details.

(3)
Please see Appendix E to this release for a reconciliation of this non-GAAP financial measure as used in this release to equity income (loss) of equity accounted vessels, the most directly comparable GAAP financial measure.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix D - Reconciliation of Non-GAAP Financial Measures
Teekay Parent Free Cash Flow
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended
	March 31,	December 31,	March 31,
	2018	2017	2017
	(unaudited)	(unaudited)	(unaudited)
TEEKAY PARENT GPCO CASH FLOW
Daughter Entities distributions to Teekay Parent(1)
Limited Partner interests(2)
Teekay LNG	3,529	3,529	3,529
Teekay Offshore	566	566	4,624
GP interests
Teekay LNG	228	228	228
Teekay Offshore	16	16	336
Other Dividends
Teekay Tankers(2)(3)	—	2,319	1,276
Teekay Offshore(4)	—	—	683
Total Daughter Entity Distributions	4,339	6,658	10,676
Less: Corporate general and administrative expenses	(5,647)	(3,989)	(5,956)
Total Parent GPCO Cash Flow	(1,308)	2,669	4,720
TEEKAY PARENT OPCO CASH FLOW
Teekay Parent cash flow from vessel operations(5)
Conventional Tankers(6)	—	(4,866)	(2,459)
FPSOs	13,538	13,085	(4,830)
Other(7)	992	4,893	(6,040)
Teekay Parent OPCO Cash Flow(8)	14,530	13,112	(13,329)
Teekay Parent Adjusted Cash Flow from Vessel Operations	13,222	15,781	(8,609)
Less: Net interest expense(9)	(16,434)	(16,502)	(12,362)
TOTAL TEEKAY PARENT FREE CASH FLOW	(3,212)	(721)	(20,971)
Weighted-average number of common shares - Basic	97,333,503	86,641,584	86,183,831

(1)
Daughter Entities dividends and distributions for a given quarter consists of the amount of dividends and distributions (including payments-in-kind) relating to such quarter but received by Teekay Parent in the following quarter. The limited partner and general partner distributions received from Teekay Offshore for the quarter ended March 31, 2017 were paid-in-kind in the form of new Teekay Offshore common units.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

(2)
Common share/unit dividend/distribution cash flows to Teekay Parent are based on Teekay Parent’s ownership on the ex-dividend date for the respective publicly-traded subsidiary and equity-accounted investment in Teekay Offshore for the periods as follows:

	Three Months Ended
	March 31,	December 31,	March 31,
	2018	2017	2017
	(unaudited)	(unaudited)	(unaudited)
Teekay LNG
Distribution per common unit	$0.14	$0.14	$0.14
Common units owned by
Teekay Parent	25,208,274	25,208,274	25,208,274
Total distribution	$3,529,158	$3,529,158	$3,529,158
Teekay Offshore
Distribution per common unit	$0.01	$0.01	$0.11
Common units owned by
Teekay Parent	56,587,484	56,587,484	42,037,728
Total distribution	$565,875	$565,875	$4,624,150
Teekay Tankers
Dividend per share	$—	$0.03	$0.03
Shares owned by Teekay Parent(3)	77,298,441	77,298,441	42,542,403
Total dividend	$—	$2,318,953	$1,276,272

(3)
Includes Class A and Class B shareholdings. Teekay Tankers' dividend policy was to pay out 30 percent to 50 percent of its quarterly adjusted net income (as defined) with a minimum quarterly dividend of $0.03 per share, subject to Board approval. Commencing with the dividend for the first quarter of 2018, Teekay Tankers' Board eliminated the minimum quarter dividend; however, the variable portion of the dividend policy was maintained.

(4)
Includes distributions from Teekay Parent's interest in Teekay Offshore's 10.5% Series D Preferred Units acquired in June 2016. The distributions received for the quarter ended March 31, 2017 were paid-in-kind in the form of new Teekay Offshore common units. All outstanding Series D Preferred Units were repurchased by Teekay Offshore in September 2017 as part of the Brookfield Transaction.

(5)	Please refer to Appendices C and E for additional financial information on Teekay Parent’s cash flow from vessel operations.

(6)
Includes early termination fees totaling $1.6 million paid to the owners in the three months ended December 31, 2017 related to the termination of two bareboat contracts. Includes an early termination fee paid to Teekay Offshore of $4.0 million for the year ended December 31, 2016 related to the early termination of the in-charter contract on the Kilimanjaro Spirit conventional tanker.

(7)
Includes $0.9 million for the three months ended March 31, 2017 relating to 50 percent of the CFVO from Teekay Tanker Operations Ltd. (TTOL). Teekay Parent owned 50 percent of TTOL for the period up to May 31, 2017, when Teekay Tankers purchased the remaining 50 percent of TTOL from Teekay Parent.

(8)	Excludes corporate general and administrative expenses relating to Teekay Parent GPCO Cash Flow.

(9)
Please see Appendix E to this release for a description of this measure and a reconciliation of this non-GAAP financial measure as used in this release to interest expense net of interest income, the most directly comparable GAAP financial measure.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Non-GAAP Financial Reconciliations

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Cash Flow from Vessel Operations - Consolidated
(in thousands of U.S. dollars)

	Three Months Ended
	March 31,	December 31,	March 31,
	2018	2017	2017
	(unaudited)	(unaudited)	(unaudited)
Income from vessel operations	18,505	66,655	81,605
Depreciation and amortization	67,311	63,116	143,030
Amortization of in-process revenue contracts and other	(2,469)	(3,655)	(5,715)
Realized (losses) gains from the settlements of non-designated
derivative instruments	—	(45)	426
Asset impairment	13,000	—	—
Net loss on sale of vessels, equipment and other operating assets	5,662	489	4,427
Cash flow from time-charter contracts, net of revenue accounted for
as direct finance leases	2,887	2,142	7,015
CFVO - Consolidated	104,896	128,702	230,788
CFVO - Equity Investments (see Appendix E)	63,468	54,884	44,188
CFVO – Total	168,364	183,586	274,976

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Cash Flow from Vessel Operations – Equity-Accounted Vessels
(in thousands of U.S. dollars)

	Three Months Ended
	March 31, 2018		December 31, 2017		March 31, 2017
	(unaudited)		(unaudited)		(unaudited)
	At	Company's	At	Company's	At	Company's
	100%	Portion(1)	100%	Portion	100%	Portion(2)

Revenues	466,765	111,857	443,685	105,986	180,086	73,260
Vessel and other operating expenses	(235,911)	(52,053)	(230,168)	(54,027)	(76,600)	(31,388)
Depreciation and amortization	(125,756)	(27,181)	(125,368)	(28,329)	(40,395)	(17,524)
Asset impairments	(24,979)	(3,518)	(10,852)	(5,479)	—	—
Loss on sale of vessels	(514)	(257)	—	—	—	—
Income from vessel operations of
equity-accounted vessels	79,605	28,848	77,297	18,151	63,091	24,348
Interest expense	(75,131)	(20,841)	(73,187)	(18,909)	(28,026)	(11,786)
Realized and unrealized gain (loss)
on derivative instruments	65,980	14,588	9,494	2,563	(1,357)	(463)
Gain on sale of equity-accounted
investment(3)	—	5,563	—	—	—	—
Other – net	1,843	(1,041)	(12,156)	(2,776)	(3,638)	(1,752)
Equity income (loss) of equity- accounted vessels	72,297	27,117	1,448	(971)	30,070	10,347
Income from vessel operations of
equity-accounted vessels	79,605	28,848	77,297	18,151	63,091	24,348
Depreciation and amortization	125,756	27,181	125,368	28,329	40,395	17,524
Asset impairments	24,979	3,518	10,852	5,479	—	—
Loss on sale of vessels	514	257	—	—	—	—
Realized gains from the settlement
of non-designated foreign currency
forward contracts	431	61	490	69	—	—
Cash flow from time-charter contracts,
net of revenue accounted for as
direct finance leases	13,773	4,665	11,914	3,984	9,476	3,421
Amortization of in-process revenue
contracts and other	(6,190)	(1,062)	(5,991)	(1,128)	(2,541)	(1,105)
Cash flow from vessel operations
of equity-accounted vessels(4)	238,868	63,468	219,930	54,884	110,421	44,188

(1) The Company’s proportionate share of its equity-accounted vessels and other investments, including its investment in Teekay Offshore, ranges from 14 percent to 52 percent.
(2) On May 31, 2017, Teekay Tankers acquired from Teekay Parent the remaining 50% interest in TTOL. As a result of the acquisition, the financial information for Teekay Tankers prior to the date that Teekay Tankers acquired interests in TTOL are retroactively adjusted to include the results of TTOL during the periods they were under common control of Teekay and had begun operations. As a result, TTOL's results are no longer included in this table.
(3) On January 31, 2018, Teekay LNG sold its 50% ownership interest in the Excelsior Joint Venture, which resulted in gain of $5.6 million for the three months ended March 31, 2018.
(4) CFVO from equity-accounted vessels represents the Company’s proportionate share of CFVO from its equity-accounted vessels and other investments.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Cash Flow from Vessel Operations - Teekay Parent
(in thousands of U.S. dollars)

	Three Months Ended December 31, 2017
	(unaudited)
					Teekay
	Conventional			Corporate	Parent
	Tankers	FPSOs	Other	G&A	Total

Teekay Parent (loss) income from
vessel operations	(4,866)	6,228	4,082	(3,989)	1,455
Depreciation and amortization	—	8,601	35	—	8,636
Amortization of in-process revenue
contracts and other	—	(1,773)	776	—	(997)
Realized gains from the settlements
of non-designated foreign currency
derivative instruments	—	29	—	—	29
Cash flow from vessel
operations – Teekay Parent	(4,866)	13,085	4,893	(3,989)	9,123

	Three Months Ended March 31, 2017
	(unaudited)
					Teekay
	Conventional			Corporate	Parent
	Tankers	FPSOs	Other	G&A	Total

Teekay Parent loss from
vessel operations	(2,459)	(20,411)	(5,981)	(5,956)	(34,807)
Depreciation and amortization	—	17,319	(44)	—	17,275
Amortization of in-process
revenue contracts and other	—	(1,484)	(15)	—	(1,499)
Realized losses from the settlements
of non-designated foreign currency
derivative instruments	—	(254)	—	—	(254)
Cash flow from vessel
operations – Teekay Parent	(2,459)	(4,830)	(6,040)	(5,956)	(19,285)

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Net Interest Expense - Teekay Parent
(in thousands of U.S. dollars)

	Three Months Ended
	March 31,	December 31,	March 31,
	2018	2017	2017
	(unaudited)	(unaudited)	(unaudited)
Interest expense	(54,625)	(49,163)	(70,355)
Interest income	1,677	1,373	1,481
Interest expense net of interest income consolidated	(52,948)	(47,790)	(68,874)
Less: Non-Teekay Parent interest expense net of
interest income and adjustment	(36,363)	(31,903)	(57,282)
Interest expense net of interest income - Teekay Parent	(16,585)	(15,887)	(11,592)
Less: Teekay Parent non-cash accretion on convertible bond	673	—	—
Add: Teekay Parent realized losses on interest rate swaps	(522)	(615)	(770)
Net interest expense - Teekay Parent	(16,434)	(16,502)	(12,362)

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Forward Looking Statements

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including: the benefit to the Company’s future financial results and balance sheet from the delivery of the remaining offshore and LNG projects over the next few years; LNG, offshore and crude oil tanker market fundamentals, including demand for our services; the ability of the Company’s businesses to benefit from the recovery of such markets; the cash flow impact from Teekay Parent’s FPSOs, including the impact on the Company’s balance sheet; the strategic options available for Teekay Parent’s FPSO units, including a potential sale of the FPSO units; the timing and cost of delivery and start-up of various newbuildings and conversion/upgrade projects and the commencement of related contracts; potential tax indemnification liabilities relating to the Teekay Nakilat Joint Venture; the impact of Teekay Tankers’ expected sale-leaseback financing transaction on its liquidity and future debt maturity profile; the expected cash flow from vessel operations relating to the employment of the Petrojarl I FPSO unit on the Atlanta field; the expected duration of the mobilization and field installation services to be performed by the ALP Maritime vessels for the Kaombo Norte FPSO; and the possibility of liquidated damages relating to project delays associated with Petrojarl I FPSO unit; the extension of the Arendal Spirit UMS loan facility;. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in exploration, production and storage of offshore oil and gas, either generally or in particular regions that would impact expected future growth, particularly in or related to North Sea, Brazil and East Coast of Canada offshore fields; changes in the demand for oil, refined products, LNG or LPG; changes in trading patterns significantly affecting overall vessel tonnage requirements; greater or less than anticipated levels of vessel newbuilding orders and deliveries and greater or less than anticipated rates of vessel scrapping; changes in global oil prices; issues with vessel operations; variations in expected levels of field maintenance; increased operating expenses; potential project delays or cancellations; vessel conversion and upgrade delays, newbuilding or conversion specification changes, cost overruns, or shipyard disputes; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of long-term contracts of existing vessels; delays in the commencement of charter or other contracts; the ability to fund remaining capital commitments and debt maturities; the Daughter Entities’ ability to secure or draw on financings for its vessels; the result of discussions and any negotiations relating to the potential sale of FPSO units by Teekay Parent; the effects on the Teekay Nakilat Joint Venture of decision on tax indemnification liabilities and determinations of the lessor under the RasGas II LNG carrier leases; and other factors discussed in Teekay’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2017. Teekay expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Teekay’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
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